Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Bofat Investment Inc
Offering Statement on Form 1-A
Filed June 24, 2016
File No. 024-10571
Ladies and Gentlemen:
On behalf of Bofat Investment, Inc., a Delaware corporation ("Company"), we hereby request, pursuant to the rules (File No. 024-10571), as initially filed with the Securities and Exchange Commission ("Commission") on June 24, 2016 ("Offering Circular") be withdrawn effective immediately. No securities had been sold under this offering.

Andy Altahawi,Ph D
205 D Chubb Ave, Suite 240
Lyndhurst, NJ 07071
Tel. 201-281-2211